November 1, 2019

Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ESSA Pharma Inc.

Registration Statement on Form F-3

File No. 333-234136

Ladies and Gentlemen:

ESSA Pharma Inc., a corporation incorporated under the Business Corporations Act (British Columbia), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-234136) be accelerated by the Securities and Exchange Commission to 4:00 pm, Eastern Time, on Tuesday, November 5, 2019, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Riccardo Leofanti of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (416) 777-4703 and that such effectiveness also be confirmed in writing.

Very truly yours,

ESSA PHARMA INC.

By:	/s/ David Wood
Name: David Wood Title: Chief Financial Officer